Notification of dividend / distribution Notification of dividend / distribution 1 / 5 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type New announcement Date of this announcement 9/11/2021 Distribution Amount USD 0.40000000 Ex Date 18/11/2021 Record Date 19/11/2021 Payment Date 17/12/2021 Refer to below for full details of the announcement Exhibit 99.1

Notification of dividend / distribution Notification of dividend / distribution 2 / 5 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 9/11/2021 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/9/2021 2A.4 +Record Date 19/11/2021 2A.5 Ex Date 18/11/2021 Ordinary New announcement

Notification of dividend / distribution Notification of dividend / distribution 3 / 5 2A.6 Payment Date 17/12/2021 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 0.40000000 2A.9a AUD equivalent to total dividend/distribution amount per +security AUD 0.54000000 2A.9b If AUD equivalent not known, date for information to be released 22/11/2021 Estimated or Actual? 2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD AUD 1.00 FX rate (in format AUD rate/primary currency rate) Primary Currency rate USD 0.74000000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.12 Does the +entity have tax component information apart from franking? 2A.13 Withholding tax rate applicable to the dividend/distribution (%) 25.000000 % No We do not have a securities plan for dividends/distributions on this security Yes Estimated No

Notification of dividend / distribution Notification of dividend / distribution 4 / 5 Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the security holder elect otherwise Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security USD 3A.1b Ordinary Dividend/distribution amount per security USD 0.40000000 3A.2 Is the ordinary dividend/distribution franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 0.0000% 3A.4 Ordinary dividend/distribution franked amount per +security USD 0.00000000 3A.5 Percentage amount of dividend which is unfranked 100.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.40000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary No No No

Notification of dividend / distribution Notification of dividend / distribution 5 / 5